Writer’s Direct Number	Writer’s E-mail Address
212.756.2372	aneliya.crawford@srz.com

May 15, 2018

VIA E-MAIL AND EDGAR

Tiffany Piland Posil Division of Corporate Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:

Natus Medical Incorporated

Preliminary Proxy Statement on Schedule 14A

Filed May 7, 2018 by Voce Catalyst Partners LP, Voce Capital LLC, Voce

Capital Management LLC, J. Daniel Plants, Mark G. Gilreath, Lisa

Wipperman Heine and Joshua H. Levine

File No. 000-33001

Dear Ms. Posil:

On behalf of Voce Catalyst Partners LP and its affiliates (collectively, “Voce”) and the other filing persons (together with Voce, the “Filing Persons”) we are responding to your letter dated May 14, 2018 (the “SEC Comment Letter”) in connection with the preliminary proxy statement on Schedule 14A filed on May 7, 2018 (the “Preliminary Proxy Statement”) with respect to Natus Medical Incorporated (“Natus” or the “Company”). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission and respond below. For your convenience, the comments are restated below in italics, with our responses following.

Concurrently with this letter, the Filing Persons are filing a revised preliminary proxy statement on Schedule 14A (the “Revised Preliminary Proxy Statement”). The Revised Preliminary Proxy Statement reflects revisions made to the Preliminary Proxy Statement in response to the comments of the Staff in the SEC Comment Letter, as well as other updating changes. Unless otherwise noted, the page numbers in the responses refer to pages in the Revised Preliminary Proxy Statement. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Revised Preliminary Proxy Statement.

Ms. Posil

May 15, 2018

General

1. Disclosure on page 1 states that if Mark G. Gilreath is elected to fill the vacancy on the Board caused by the removal of Robert A. Gunst, Mr. Gilreath will serve as a director until the 2021 annual meeting of stockholders and until his successor is duly elected and qualified. Please tell us your basis for stating that Mr. Gilreath will serve until the 2021 annual meeting.

In response to the Staff’s Comment, the Filing Persons have revised their disclosure on page 1 of the Revised Preliminary Proxy Statement to clarify that Mr. Gilreath, if elected, would serve until the 2019 annual meeting.

Background of the Proxy Solicitation, page 5

2. Please disclose the names of the candidates for election to the Company’s Board of Directors that you submitted in the Nomination Notice and in the Supplement.

In response to the Staff’s Comment, the Filing Persons have provided clarifying disclosure on pages 5 and 6 of the Revised Preliminary Proxy Statement disclosing the names of the candidates that Voce submitted in the Nomination Notice and in the Supplement for election to the Company’s Board of Directors.

Proposal 1 – Election of Directors, page 7

3. Disclosure indicates that “in the event that a vacancy in the slate of Nominees should occur unexpectedly, the shares of Common Stock represented by the BLUE proxy card will be voted for a substitute candidate selected by Voce.” Please disclose whether the participants are first required to identify or nominate such substitute nominee in accordance with the Company’s advance notice bylaw. If no substitute nominee could be lawfully introduced at this stage of the solicitation, please revise to remove any implication that the potential exists for proxy holders to vote for substitute nominees.

In response to the Staff’s Comment, the Filing Persons have revised their disclosure on page 8 of the Revised Preliminary Proxy Statement to clarify that certain of the Filing Persons have reserved the right to further nominate, substitute or add additional nominees in the Nomination Notice and in the Supplement, that, should the Filing Persons choose to nominate any substitutes, they will deliver prompt notice to the Company and file supplemental proxy materials, including a revised proxy card, and that there can be no assurance that the Company will not assert that any additional or substitute nominations made pursuant to such a reservation must separately comply with any advance notification requirements provided in the Company’s Bylaws.

Proposal 2 – Removal Proposal, page 10

4. Disclosure on page 10 states “[w]e believe this Removal Proposal is necessary in order to provide stockholders with an opportunity to hold Mr. Gunst accountable for his failure, as Independent Chairman of the Board, to represent the interests of the Company’s independent stockholders….” Each statement or assertion of opinion or belief must be clearly characterized as such. In addition to stating that it is your belief that the Removal Proposal is necessary, please also revise your disclosure to clearly state that it is your belief that Mr. Gunst has failed,

Ms. Posil

May 15, 2018

as Independent Chairman of the Board, to represent the interests of the Company’s independent stockholders.

In response to the Staff’s Comment, the Filing Persons have revised their disclosure on page 10 of the Revised Preliminary Proxy Statement to clarify that it is Voce’s opinion or belief that Mr. Gunst has failed to represent the interests of the Company’s independent stockholders as evidenced by his refusal to meet with Voce, his failure to act independently of management and hold management accountable for its consistent underperformance and for the overall corporate governance deficiencies of the Company.

5. Disclosure on page 10 also states that Mr. Gunst has refused to meet with stockholders. You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Since your disclosure indicates that you are the only stockholder Mr. Gunst has refused to meet with, provide us supplementally, or disclose, the factual foundation for this statement. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

In response to the Staff’s Comment, the Filing Persons have revised their disclosure on page 10 of the Revised Preliminary Proxy Statement to clarify that Mr. Gunst refused to meet with Voce, a stockholder of the Company.

Proposal 3 – Replacement Proposal, page 11

6. Please disclose that if all of your Nominees are elected to the Company’s Board of Directors, your Nominees will comprise half of the members of the Board of Directors. Please also revise your disclosure to discuss the level of control your Nominees will have over the Board of Directors in the event that all of the Nominees are successfully elected and briefly describe the potential effects of a change in control of the Board of Directors.

In response to the Staff’s Comment, the Filing Persons have provided clarifying disclosure on page 12 of the Revised Preliminary Proxy Statement disclosing that Voce is not seeking control of the Board, that if all three of our Nominees are elected, they will comprise less than a majority of the Board (the Board is currently comprised of six directors) and will not be able to adopt resolutions or otherwise cause the Board to act, and that the Nominees intend to work actively with the other members of the Board to address the challenges facing the Company and to deliver value for all stockholders.

The Filing Persons have also provided disclosure on page 12 of the Revised Preliminary Proxy Statement of the potential effects if a change in control is deemed to have occurred.

Quorum; Abstentions; Broker Non-Votes, page 16

7. Please state the effect of abstentions on Proposals 2, 3, 4, 5 and 6. Refer to Item 21(b) of Schedule 14A.

Ms. Posil

May 15, 2018

In response to the Staff’s Comment, the Filing Persons have provided disclosure on page 16 of the Revised Preliminary Proxy Statement disclosing that, according to the Company’s Proxy Statement, abstaining from voting on any of Voce’s or the Company’s proposals will have the same effect as an “AGAINST” vote with respect to such proposal.

Solicitation of Proxies, page 17

8. Please disclose whether reimbursement will be sought from the registrant, rather than disclose that it may be sought. See Item 4(b)(5) of Schedule 14A. Please also disclose that the determination to reimburse will be made by a board of directors that may include some or all of your nominees.

In response to the Staff’s Comment, the Filing Persons have revised their disclosure on page 17 of the Revised Preliminary Proxy Statement to clarify that reimbursement will be sought from the Company and that the determination to reimburse will be made by the board of directors of the Company, which may include some or all of Voce’s Nominees.

Form of Proxy Card

9. Please revise to clearly mark the form of proxy card as preliminary. See Rule 14a-6(e)(1).

In response to the Staff’s Comment, the Filing Persons have revised their disclosure in the Form of Proxy accordingly.

10. Please clearly indicate whether each matter intended to be acted upon is proposed by the registrant or you. Refer to Rule 14a-4(a)(3).

In response to the Staff’s Comment, the Filing Persons have revised their disclosure in the Form of Proxy accordingly.

***

Thank you for your attention to this matter. Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2372.

Very truly yours,
/s/ Aneliya Crawford
Aneliya Crawford